TORA TRADING SERVICES, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2016

Revenues:	
Service	$ 6,727,411
Expenses:	
Compensation	5,521,112
Travel and entertainment	264,091
Research fees	104,793
Rent	218,733
Professional fees	26,918
Depreciation	24,494
Other operating expense	278,196
Total expenses	6,438,337
Net income	$ 289,074

The accompanying notes are an integral part of these financial statements.